FORM 9

NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED
SECURITIES

(or securities convertible or exchangeable into listed securities)

Name of Listed Issuer:	Symbol(s):
IM Cannabis Corp. (the "Issuer").	IMCC

Date:  November 22, 2021

Is this an updating or amending Notice: ☒Yes ☐ No

If yes provide date(s) of prior Notices:  May 5, 2021, September 7, 2021, September 8, 2021 and October 20, 2021.

Issued and Outstanding Securities of Issuer Prior to Issuance:  67,838,041 Common Shares.

Pricing

Date of news release announcing proposed issuance:  April 30, 2021, August 9, 2021, September 8, 2021, October 20, 2021 and November 18, 2021; or

Date of confidential request for price protection: ________________

Closing Market Price on Day Preceding the news release: $3.991  or

Day preceding request for price protection: __________________

Closing

Number of securities to be issued: 298,529 Common Shares2

Issued and outstanding securities following issuance:  68,136,570  Common Shares

Instructions:

1. For private placements (including debt settlement), complete tables 1A and 1B in Part 1 of this form.

____________________________________
1Closing price on November 17, 2021 being the day preceding the most recent news release. The 298,529 Common Shares reported in this Form 9 were issued on November 16, 2021. The closing price of the Common Shares on November 15, 2021 was $4.00.

2Represents the fourth instalment of Common Shares comprising the share consideration component of the Panaxia Transaction (as defined herein). The Common Shares reported on this Form 9 were issued at a deemed price of US$3.089, calculated based on the average closing price of the Company's Common Shares on the Nasdaq Capital Market over the 10 trading day period immediately preceding November 1, 2021. For a full description of the share consideration payable in connection with the Panaxia Transaction (as defined herein), please see Part 2.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 1

2. Complete Table 1A - Summary for all purchasers, excluding those identified in Item 8.

3. Complete Table 1B - Related Persons only for Related Persons

4. If shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition) please proceed to Part 2 of this form.

5. An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10 - Notice of Proposed Transaction

6. Post the completed Form 9 to the CSE website in accordance with Policy 6 - Distributions.  In addition, the completed form must be delivered to listings@thecse.com with an appendix that includes the information in Table 1B for ALL placees.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 2

Part 1. Private Placement

Table 1A - Summary

Each jurisdiction in which purchasers reside	Number of Purchasers	Price per Security	Total dollar value (CDN$) raised in the jurisdiction

Total number of purchasers:
Total dollar value of distribution in all jurisdictions:

Table 1B - Related Persons

Full Name &Municipality of Residence of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (CDN$)	Conversion Price (if Applicable) (CDN$)	Prospectus Exemption	Total Securities Previously Owned, Controlled or Directed	Payment Date(1)	Describe relations -hip to Issuer (2)

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1. Total amount of funds to be raised: N/A

2. Provide full details of the use of the proceeds.  The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material. N/A

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3. Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer: N/A

4. If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities.

5. Description of securities to be issued:

 (a) Class  N/A

 (b) Number N/A

 (c) Price per security N/A

 (d) Voting rights N/A

6. Provide the following information if warrants, (options) or other convertible securities are to be issued:

 (a) Number N/A

(b) Number of securities eligible to be purchased on exercise of warrants (or options)  N/A

 (c) Exercise price N/A

 (d)  Expiry date N/A

7. Provide the following information if debt securities are to be issued:

 (a) Aggregate principal amount N/A

 (b)  Maturity date N/A

 (c)  Interest rate N/A

 (d)  Conversion terms N/A

 (e)  Default provisions N/A

8. Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a) Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A

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(b) Cash N/A

(c) Securities N/A

(d) Other N/A

(e) Expiry date of any options, warrants etc. N/A

(f) Exercise price of any options, warrants etc. N/A

9. State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship

N/A

10. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

 N/A

11. State whether the private placement will result in a change of control.

 N/A

12. Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders.

N/A

13. Each purchaser has been advised of the applicable securities legislation restricted or seasoning period.  All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102 Resale of Securities.

N/A

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 5

Part 2. Acquisition

1. Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable).  The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:

 As previously disclosed on April 30, 2021, August 9, 2021, September 8, 2021 and October 20, 2021 the Issuer, through its wholly-owned Israeli subsidiary, IMC Holdings Ltd. ("IMC Holdings"), signed a definitive agreement (the "Agreement") with Panaxia Pharmaceutical Industries Israel Ltd. ("Panaxia Israel") and Panaxia Logistics Ltd. ("Panaxia Logistics" and together with Panaxia Israel, "Panaxia"), part of the Panaxia Labs Israel, Ltd. group of companies, pursuant to which IMC Holdings would acquire Panaxia's trading house license and in-house pharmacy assets (the "Panaxia Transaction"). The aggregate consideration for the Panaxia Transaction is $7.2 million, consisting of $2.9 million in cash and $4.3 million in Common Shares (the "Consideration Shares"). The Consideration Shares are being issued in instalments with the first instalment of Consideration Shares having been issued on July 30, 2021, the second instalment having been issued on September 1, 2021, the third instalment having been issued on October 15, 2021, the fourth instalment having been issued on November 16, 2021, and the fifth instalment being issued upon the later of (i) four months from the first instalment of Consideration Shares; or (ii) the second closing of the Transaction, which is subject to approval by the Israeli Ministry of Health. The fourth instalment, comprising an aggregate of 298,529 Consideration Shares, was completed on November 16, 2021 at a deemed issue price of US$3.089 per Consideration Share, representing the average closing price of the Common Shares on the Nasdaq Capital Market over the 10 trading day period immediately preceding November 1, 2021.

2. Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material:

Please refer to Part 2, Section 1 of this Form 9 and Part 2, Section 2 of the Issuer's Form 9 dated May 5, 2021 for a full description of the Panaxia Transaction.

3. Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 6

(a) Total aggregate consideration in Canadian dollars: $7,200,000

(b) Cash: $2,900,000

(c) Securities (including options, warrants etc.) and dollar value: $4,300,000 payable in common shares of the Issuer in instalment amounts as described in Part 2, Section 1. As reported in this Form 9, the Issuer completed the fourth instalment on November 16, 2021, being the issuance of 298,529 Consideration Shares at a deemed price of US$3.089 for an aggregate value of US$922,156.08 (approximately $1,154,262.77, using the Bank of Canada daily exchange rate on November 15, 2021 of US$1 = CAD$1.2517).

(d) Other: N/A

(e) Expiry date of options, warrants, etc. if any: N/A

(f) Exercise price of options, warrants, etc. if any: N/A

(g) Work commitments: N/A

3. State how the purchase or sale price was determined (e.g. arm's-length negotiation, independent committee of the Board, third party valuation etc).

Arm's-length negotiation

4. Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer:

N/A

5. The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 7

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	Total Securities, Previously Owned, Controlled or Directed by Party	Describe relationship to Issuer(1)
Panaxia Pharmaceutical Industries Israel Ltd: Directors- (1) Dr. David Segal; (2) Assi Rotbart; (3) Eran Goldberg. Officers- (1) Dr. David Segal; (2) Assi Rotbart- General Manager; (3) Eran Goldberg; (4) Gil Benyamini Over 10% shareholder- Panaxia Labs Israel Ltd. (100% owned) Panaxia Logistics Ltd. Director and officers - (1) Dr. David Segal; (2) Assi Rotbart; (3) Eran Goldberg. Over 10% shareholder- Panaxia Pharmaceutical Industries Israel Ltd (100%)	298,529[3] common shares	Approximately $3.867[4]	US$3.089	n/a - offshore	636,226	Arm's length

(1) Indicate if Related Person

____________________________________
3 Represents the fourth instalment of Consideration Shares issued pursuant to the Panaxia Transaction. The number and deemed price of securities to be issued in the Additional Instalments shall be determined in accordance with the terms described in Part 2, Section 1 hereof. An amended Form 9 filing will be submitted upon the issuance of each additional instalment of Consideration Shares.
4 The deemed price was determined in accordance with the terms described in Part 2, Section 1.

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6. Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: Customary representations and warranties under the Agreement and management's legal and financial due diligence.

7. Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.):

(a) Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A

(b) Cash N/A

(c) Securities N/A

(d) Other N/A

(e) Expiry date of any options, warrants etc. N/A

(f) Exercise price of any options, warrants etc. N/A

8. State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A

9. If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 9

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2. As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3. the Issuer has obtained the express written consent of each applicable individual to:

(a) the disclosure of their information to the Exchange pursuant to this Form or otherwise pursuant to this filing; and

(b) the collection, use and disclosure of their information by the Exchange in the manner and for the purposes described in Appendix A or as otherwise identified by the Exchange, from time to time

4. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

5. All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated November 22, 2021.	Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES September 2018 Page 10

Appendix A

PERSONAL INFORMATION COLLECTION POLICY REGARDING FORM 9

The Canadian Securities Exchange and its subsidiaries, affiliates, regulators and agents (collectively, "CSE or the "Exchange") collect and use the information (which may include personal or other information) which has been provided in Form 9 for the following purposes:

• To determine whether an individual is suitable to be associated with a Listed Issuer;

• To determine whether an issuer is suitable for listing;

• To determine whether allowing an issuer to be listed or allowing an individual to be associated with a Listed Issuer could give rise to investor protection concerns or could bring the Exchange into disrepute;

• To conduct enforcement proceedings;

• To ensure compliance with Exchange Requirements and applicable securities legislation; and

• To fulfil the Exchange's obligation to regulate its marketplace.

The CSE also collects information, including personal information, from other sources, including but not limited to securities regulatory authorities, law enforcement and self-regulatory authorities, regulation service providers and their subsidiaries, affiliates, regulators and agents. The Exchange may disclose personal information to these entities or otherwise as provided by law and they may use it for their own investigations.

The Exchange may use third parties to process information or provide other administrative services. Any third party will be obliged to adhere to the security and confidentiality provisions set out in this policy.

All personal information provided to or collected by or on behalf of The Exchange and that is retained by The Exchange is kept in a secure environment. Only those employees who need to know the information for the purposes listed above are permitted access to the information or any summary thereof. Employees are instructed to keep the information confidential at all times.

Information about you that is retained by the Exchange and that you have identified as inaccurate or obsolete will be corrected or removed.

If you wish to consult your file or have any questions about this policy or our practices, please write the Chief Privacy Officer, Canadian Securities Exchange, 220 Bay Street - 9th Floor, Toronto, ON, M5J 2W4.

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